UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934*

                              (Amendment No. 1)

                           Stewart Enterprises, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                 860370-10-5
                                (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 860370-10-5
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      1)   Name of Reporting Person
           I.R.S.  Identification  No.  of  Above Person (entities only)
           Frank B. Stewart, Jr.
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      2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a).......................................................    _____
           (b).......................................................    _____

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      3)   SEC Use Only

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      4)   Citizenship or Place of Organization
           United States of America
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 Number of     (5)  Sole Voting Power ......... 3,669,734 shares - Class A*
Shares Bene-                                    1,777,510 shares - Class B
 ficially                                       (convertible into equal
 Owned by                                        number of Class A)*
Each Reporting
  Person
   With        ---------------------------------------------------------------

               (6)  Shared Voting Power........ 226,900 shares - Class A*
               ---------------------------------------------------------------

               (7)  Sole Dispositive Power..... 3,669,734 shares - Class A*
                                                1,777,510 shares - Class B
                                                (convertible into equal
                                                 number of Class A)*
               ---------------------------------------------------------------

               (8)  Shared Dispositive Power... 226,900 shares - Class A*
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9)   Aggregate Amount Beneficially Owned by
      Each Reporting Person.................... 3,896,634 shares - Class A*
                                                1,777,510 shares - Class B*
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10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares
     (See Instructions).......................
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11)  Percent of Class Represented by Amount
     in Row (9)...............................              8.3% - Class A*
                                                            100% - Class B*
     *As of December 31, 1997.

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12)  Type of Reporting Person
     (See Instructions).......................                          IN

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Item 1(a) Name of Issuer:

                  Stewart Enterprises, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

                  110 Veterans Memorial Boulevard
                  Metairie, Louisiana  70005

Item 2(a) Name of Person Filing:

                  Frank B. Stewart, Jr.

Item 2(b) Address of Principal Business Office:

                  110 Veterans Memorial Boulevard
                  Metairie, Louisiana  70005


Item 2(c) Citizenship:

                  United States

Item 2(d) Title of Class of Securities:

                  Class A Common Stock, no par value and
                  Class B Common Stock, no par value

Item 2(e). CUSIP Number:

                  860370-10-5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)  [ ]  Broker or Dealer registered under Section 15 of the Act
           (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
           (d) [ ] Investment Company registered under section 8 of the Investment Company Act
           (e)  [ ]  Investment Adviser registered under section 203
                     of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
           (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
           (h)  [ ]  Group, in accordance with Section 240.13d.13d-1(b)(1)
                     (ii)(H)


Item 4.         Ownership:

           (a)  Amount Beneficially Owned......... 3,896,634 shares - Class A*
                                                   1,777,510 shares - Class B*

           (b)  Percent of Class ..............................  8.3% Class A*
                                                                 100% Class B*

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to
                     direct the vote.............. 3,669,734 shares - Class A*
                                                   1,777,510 shares - Class B*
                (ii) shared power to vote or to
                     direct the vote..............   226,900 shares - Class A*

                (iii) sole power to dispose or to
                      direct the disposition of... 3,669,734 shares - Class A*
                                                   1,777,510 shares - Class B*

                (iv) shared power to dispose or to
                     direct the disposition of.....  226,900 shares - Class A*

*As of December 31, 1997

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of
         securities, check the following  [      ] .


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The Frank B. Stewart, Jr. Foundation (a non-profit corporation) has the right to receive dividends from, and proceeds from the sale of, 226,900 shares owned by it with respect to which Mr. Stewart shares voting and investment power.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10. Certification:

         Not applicable.




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                               SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.



       February 12, 1998                      /s/ Frank B. Stewart, Jr.
 -----------------------------             -------------------------------
            Date                                  Frank B. Stewart, Jr.




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